FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

August 14, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director External Reporting

Dated : August 14, 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

13 August 2007

RECOMMENDED CASH OFFER

FOR

IMPERIAL CHEMICAL INDUSTRIES PLC

BY

AKZO NOBEL N.V.

Summary

•	The Board of Management and Supervisory Board of Akzo Nobel N.V. and the Board of Imperial Chemical Industries PLC are pleased to announce that they have reached agreement on the terms of a recommended cash offer by Akzo Nobel for the entire issued and to be issued share capital of ICI, including the ICI Shares underlying the ICI ADSs.

•	Under the terms of the Transaction, ICI Shareholders will receive 670 pence in cash for every ICI Share.

•	Before the Effective Date, ICI will declare a second ordinary interim dividend in relation to the period from 1 July 2007 to 31 December 2007 of 5 pence per ICI Share, provided that, if the Effective Date falls prior to 31 December 2007, such dividend shall be paid pro rata by reference to where the Effective Date falls between 1 July 2007 and 31 December 2007. For the avoidance of doubt, ICI Shareholders registered as such on the relevant record date will retain their entitlement to receive the first ordinary interim dividend of 4.95 pence per ICI Share declared on 2 August 2007.

•	The offer price of 670 pence for each ICI Share values the entire existing issued ordinary share capital of ICI at approximately £8.0 billion, and represents a premium of approximately:

•	22 per cent. to the Closing Price of 549 pence per ICI Share on 15 June 2007 (being the last Business Day prior to the announcement by ICI that it had received an approach from Akzo Nobel);

•	35 per cent. to the average Closing Price of approximately 498 pence per ICI Share for the six months ended 15 June 2007 (being the last Business Day prior to the announcement by ICI that it had received an approach from Akzo Nobel); and

•	44 per cent. to the Closing Price of 464 pence per ICI Share on 9 March 2007 (being the last Business Day prior to Akzo Nobel’s announcement in relation to the disposal of Organon BioSciences).

•	ICI Shareholders (other than Restricted Overseas Persons) will have the option of taking Loan Notes instead of cash.

•	In connection with the acquisition of ICI, Akzo Nobel has entered into an agreement with Henkel to sell all assets and liabilities comprising the business divisions known within the ICI Group as the “Adhesives Division” and the “Electronic Materials Division”, both of which form part of the “National Starch” business of ICI, for £2.7 billion (€4.0 billion) in cash (calculated on a debt and cash free basis and subject to certain adjustments). The transaction with Henkel is not a condition to completion of Akzo Nobel’s acquisition of ICI and will be implemented following the Effective Date.

•	Akzo Nobel believes that the Transaction, in combination with the On-Sale, has a clear and compelling strategic and financial rationale for Akzo Nobel, with significant benefits for its shareholders and other stakeholders:

•	the Transaction provides the opportunity to create a global leader in coatings and one of the largest specialty chemicals companies in the world with complementary brands, assets and skills, and leading positions in attractive specialty chemicals markets;

•	the enlarged Akzo Nobel group will benefit from a diversified and broad geographic presence, a significantly strengthened decorative coatings business and highly attractive platforms for growth in emerging markets;

•	Akzo Nobel estimates full run-rate annual pre-tax operating cost savings in relation to the ICI paints business of €280 million (£189 million). In addition, Akzo Nobel expects to achieve synergies from increased sales across the combined portfolio; and

•	the proposed acquisition of ICI in combination with the On-Sale is expected to be: (i) as a whole, enhancing to earnings (see notes 1 and 2 below); (ii) generative of an internal rate of return meaningfully above Akzo Nobel’s weighted average cost of capital (defined as 8 per cent.); and (iii) EVA positive in year three following the Transaction (see notes 1 and 2 below).

•	Akzo Nobel views the appropriate capital structure for a specialty chemicals business to be one that supports a solid investment grade rating. Consistent with this objective, in addition to its existing share buyback programme of approximately €1.6 billion (£1.1 billion), Akzo Nobel is considering an additional return of capital to its shareholders of up to €3 billion (£2 billion) commencing in 2008, subject to shareholder approval, completion of the sale of Organon BioSciences and completion of the On-Sale. It is Akzo Nobel’s intention to structure the additional return of capital in a tax efficient manner for its shareholders generally.

•	It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement under section 425 of the Companies Act 1985. It is expected that the Scheme Document will be posted to ICI Shareholders on or around 24 September 2007.

•	The Scheme will be put to Scheme Shareholders at the Court Meeting and to ICI Shareholders at the ICI EGM. The Transaction is subject to the approval of Akzo Nobel’s shareholders and will be put to Akzo Nobel shareholders at the Akzo Nobel EGM. Subject to the satisfaction of the Conditions, it is expected that the Scheme will become effective during late November or early December 2007.

•	The directors of ICI, who have been so advised by Merrill Lynch and UBS, consider the terms of the Transaction to be fair and reasonable. In providing their advice, Merrill Lynch and UBS have taken into account the commercial assessments of the directors of ICI. In addition, the directors of ICI consider the terms of the Transaction to be in the best interests of the ICI Shareholders as a whole.

•	Accordingly, the directors of ICI intend unanimously to recommend that ICI Shareholders vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM (or, if the Transaction is implemented by way of a takeover offer, that they accept or procure acceptance of such offer) as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of 654,111 ICI Shares, representing (as at the date of this announcement) approximately 0.055 per cent. of the existing issued share capital of ICI.

•	Commenting on today’s announcement, Hans Wijers, CEO of Akzo Nobel, said:

“I am delighted by this transaction which will be a transformational step in implementing our strategy. We will create a leading global coatings and specialty chemicals company with a diversified geographic presence and well developed access to fast-growing markets in Asia-Pacific, particularly China and Latin America. Through this combination, we will be able to realise significant synergies and create value for our shareholders. At the same time, our customers, employees, pension funds and other stakeholders will benefit from the size and reach of the enlarged group. The pre-agreed on-sale of ICI’s Adhesives and Electronic Materials businesses to Henkel is entirely consistent with our promise of financial discipline and provides the added benefit of being able to return additional cash to our shareholders in the near future.”

•	Commenting on the Transaction, John McAdam, CEO of ICI, said:

“The management and employees of ICI have done much to transform the performance of ICI over the last few years, putting in place a clear strategy and strong focus on operational excellence. ICI has leading market positions across its businesses and competitive strengths in emerging economies in Asia and Latin America, together with technically advanced products aligned to strong growth trends. However, Akzo Nobel has today made a compelling offer which delivers full value for ICI reflecting ICI’s strong future growth prospects and strategic opportunities. Accordingly, the ICI Board will be recommending shareholders accept the 670 pence cash offer from Akzo Nobel as it believes it to be in their best interests.”

Morgan Stanley is acting as financial adviser to Akzo Nobel. Merrill Lynch and UBS are acting as joint financial advisers and joint corporate brokers to ICI.

Akzo Nobel is hosting an analyst presentation at 9.00 a.m. (London time) at the Great Eastern Hotel, 40 Liverpool Street, London, EC2M 7QN. The analyst presentation will be webcast live and can be accessed via Akzo Nobel’s corporate website at www.akzonobel.com. To participate in the live question and answer session to be held after the presentation, analysts should dial +44 20 7190 1590. The webcast of the analyst presentation will also be available via Akzo Nobel’s corporate website at www.akzonobel.com after the presentation has concluded.

Akzo Nobel is hosting a press presentation at 12.00 p.m. (London time) at the Great Eastern Hotel, 40 Liverpool Street, London, EC2M 7QN. The press presentation will be webcast live and can be accessed via Akzo Nobel’s corporate website at www.akzonobel.com. The webcast of the press presentation will also be available via Akzo Nobel’s corporate website at www.akzonobel.com after the presentation has concluded.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices. Appendix I sets out the Conditions and certain further terms of the Transaction. Appendix II contains information on bases and sources used in this announcement,

Appendix III provides information in relation to certain irrevocable undertakings and Appendix IV contains definitions of certain terms used in this announcement.

Notes:

1.	Before purchase accounting for the Transaction.

2.	This statement is not a profit forecast and should not be interpreted to mean that future earnings per share will necessarily be greater than those for the relevant preceding financial period.

Enquiries:

AKZO NOBEL

Dick Luijckx (Investor Relations)	Tel:	+31 26 366 4317

Tim van der Zanden (Financial Communications Officer (London))	Tel:	+31 26 366 4343

Heleen van de Lustgraaf (Communications Manager (Holland))	Tel:	+31 26 366 4343

MORGAN STANLEY & CO. LIMITED (Financial adviser to Akzo Nobel)	Tel:	+44 207 425 8000

Simon Robey

Johannes Groeller

Jan Weber

SMITHFIELD (PR adviser to Akzo Nobel)

John Kiely	Tel:	+44 207 360 4900

ICI

John Dawson (Vice President of Investor Relations & Corporate Communications)	Tel:	+44 207 009 5315

Regina Kilfoyle (Director of Corporate Communications)	Tel:	+44 207 009 5410

MERRILL LYNCH (Financial adviser and corporate broker to ICI)	Tel:	+44 207 628 1000

Matthew Greenburgh

Richard Taylor

Michael Findlay (Corporate Broking)

Ken McLaren

UBS INVESTMENT BANK (Financial adviser and corporate broker to ICI)	Tel:	+44 207 567 8000

Robin Budenberg

Jonathan Bewes

Jackie Lee

James Archer

This announcement is not intended to and does not constitute or form any part of an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. The Transaction will be made solely through the Scheme Document, which will contain the full terms and conditions of the Transaction (including details of how to vote in respect of the Transaction). Any acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Document. ICI Shareholders are advised to read the formal documentation of the Transaction carefully once it has been dispatched.

Morgan Stanley is acting exclusively for Akzo Nobel in connection with the Transaction and no one else and will not be responsible to anyone other than Akzo Nobel for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

Merrill Lynch is acting exclusively for ICI in connection with the Transaction and no one else and will not be responsible to anyone other than ICI for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

UBS is acting exclusively for ICI in connection with the Transaction and no one else and will not be responsible to anyone other than ICI for providing the protections afforded to clients of UBS or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

The availability of the Transaction to persons who are not resident in the UK, the US or The Netherlands may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than the UK, the US or The Netherlands may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK, the US or The Netherlands should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement, the Scheme Document and/or any other related document to any jurisdiction outside the UK, the US and The Netherlands should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state, district or territory or other jurisdiction of the US. Accordingly, Loan Notes may not be offered or sold in the US or to any US Person or any ICI ADS Holder.

Loan Notes which may be issued pursuant to the Transaction have not been, and will not be, registered under the relevant securities laws of Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of Canada. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Kanto local finance bureau of Japan or any other local finance bureau of the Japanese Ministry of Finance. No prospectus in relation to the Loan Notes has been, or will be, lodged or registered with the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. Accordingly, unless otherwise determined by Akzo Nobel and permitted by applicable law and regulation, Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into or to persons in Australia, Japan or The Netherlands, or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

US Persons should note that the Scheme relates to the shares of a UK company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Neither the proxy solicitation nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Akzo Nobel exercises its right to implement the acquisition of the ICI Shares (including in the form of ICI ADSs) by way of a takeover offer, the offer will be made in compliance with applicable US tender offer and securities laws and regulations.

This announcement, including information included or incorporated by reference in this announcement, may contain “forward-looking statements” concerning Akzo Nobel and ICI. These statements are based on the current expectations of the management of ICI and Akzo Nobel and are naturally subject to uncertainty and changes in circumstances. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward looking statements. Therefore undue reliance should not be placed on such statements. Akzo Nobel and ICI assume no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of ICI, all “dealings” in any “relevant securities” of ICI (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the

“offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purposes of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of ICI by ICI or Akzo Nobel, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the City Code, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

13 August 2007

RECOMMENDED CASH OFFER

FOR

IMPERIAL CHEMICAL INDUSTRIES PLC

BY

AKZO NOBEL N.V.

1.	Introduction

The Board of Management and Supervisory Board of Akzo Nobel N.V. and the Board of Imperial Chemical Industries PLC are pleased to announce that they have reached agreement on the terms of a recommended cash offer by Akzo Nobel for the entire issued and to be issued share capital of ICI, including the ICI Shares underlying the ICI ADSs.

In connection with the acquisition of ICI, Akzo Nobel has entered into an agreement with Henkel to sell all assets and liabilities comprising the business divisions known within the ICI Group as the “Adhesives Division” and the “Electronic Materials Division”, both of which form part of the “National Starch” business of ICI, for £2.7 billion (€4.0 billion) in cash (calculated on a debt and cash free basis and subject to certain adjustments). The transaction with Henkel is not a condition to the completion of Akzo Nobel’s acquisition of ICI and will be implemented following the Effective Date.

2.	The Transaction

It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement under section 425 of the Companies Act 1985. Under the terms of the Scheme, which will be subject to the Conditions and further terms set out in this announcement and to be set out in the Scheme Document, ICI Shareholders (other than the holders of Excluded Shares) will, subject to elections under the Loan Note Alternative, be entitled to receive:

For each ICI Share	670 pence in cash

It is expected that ICI ADS Holders will receive the consideration in respect of the ICI Shares underlying their ICI ADSs in US dollars from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their ADSs. As each ICI ADS represents four ICI Shares, this will result in:

For each ICI ADS	2,680 pence in cash

In addition, ICI will, before the Effective Date, declare a second ordinary interim dividend in relation to the period from 1 July 2007 to 31 December 2007 of 5 pence per ICI Share, provided that, if the Effective Date falls prior to 31 December 2007, such dividend shall be paid pro rata by reference to where the Effective Date falls between 1 July 2007 and 31 December 2007. For the avoidance of doubt, ICI Shareholders registered as such on the relevant record date will retain their entitlement to receive the first ordinary interim dividend of 4.95 pence per ICI Share declared on 2 August 2007.

The offer price of 670 pence per ICI Share values the entire existing issued share capital of ICI at approximately £8.0 billion and represents a premium of approximately:

•	22 per cent. to the Closing Price of 549 pence per ICI Share on 15 June 2007 (being the last Business Day prior to the announcement by ICI that it had received an approach from Akzo Nobel);

•	35 per cent. to the average Closing Price of approximately 498 pence per ICI Share for the six months ended 15 June 2007 (being the last Business Day prior to the announcement by ICI that it had received an approach from Akzo Nobel); and

•	44 per cent. to the Closing Price of 464 pence per ICI Share on 9 March 2007 (being the last Business Day prior to Akzo Nobel’s announcement in relation to the disposal of Organon BioSciences).

ICI Shareholders (other than Restricted Overseas Persons) will have the option of taking Loan Notes instead of cash.

The Scheme will be put to Scheme Shareholders at the Court Meeting and to ICI Shareholders at the ICI EGM. The Transaction is subject to the approval of Akzo Nobel’s shareholders and will be put to Akzo Nobel shareholders at the Akzo Nobel EGM. Subject to the satisfaction of the Conditions, it is expected that the Scheme will become effective during late November or early December 2007.

3.	Recommendation

The directors of ICI, who have been so advised by Merrill Lynch and UBS, consider the terms of the Transaction to be fair and reasonable. In providing their advice, Merrill Lynch and UBS have taken into account the commercial assessments of the directors of ICI. In addition, the directors of ICI consider the terms of the Transaction to be in the best interests of ICI Shareholders as a whole.

Accordingly, the directors of ICI intend unanimously to recommend that ICI Shareholders vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM (or, if the Transaction is implemented by way of a takeover offer, that they accept or procure acceptance of such offer) as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of 654,111 ICI Shares, representing (as at the date of this announcement) approximately 0.055 per cent. of the existing issued share capital of ICI.

4.	Background to and reasons for the Transaction

Akzo Nobel believes that the Transaction, in combination with the On-Sale, has a clear and compelling strategic and financial rationale for Akzo Nobel, with significant benefits for its shareholders and other stakeholders. The Transaction provides the opportunity for Akzo Nobel and ICI to create a global leader in coatings with sales of approximately €9.8 billion (£6.6 billion), complementary brands, assets and skills, and leading positions in attractive specialty chemicals markets.

•	The enlarged Akzo Nobel group will benefit from:

•	a worldwide footprint with a presence in more than 80 countries and the ability to serve customers worldwide;

•	a leading position in many of the world’s largest markets as a foundation for earnings and cash flow stability;

•	a significantly strengthened decorative coatings business with pro forma combined sales of approximately €5.5 billion (£3.7 billion);

•	well developed platforms in the world’s fastest growing markets in Asia-Pacific, particularly China and Latin America, which Akzo Nobel expects will support enhanced future growth; and

•	a management team with a track record of improving profitability.

•	Akzo Nobel estimates full run-rate annual pre-tax operating cost savings in relation to the ICI paints business of €280 million (£189 million):

•	these cost savings are expected to be predominantly based on combined raw material procurement volumes (€65 million, £44 million), streamlining of operations (€65 million, £44 million) and a reduction of other expenses (including R&D and selling, general and administrative, corporate and other) (€150 million, £101 million);

•	the one-off expenses involved in obtaining such savings are anticipated to be approximately €315 million (£213 million); and

•	in addition, Akzo Nobel expects to achieve synergies from increased sales across the combined portfolio.

•	Through a rapid but considered integration, as well as the mutual exchange of best practices in all functions, regions and market segments, the enlarged Akzo Nobel group will strive to unlock value for shareholders and create opportunities for customers and employees. Akzo Nobel believes that the Transaction will further enhance its proven capability to execute a profitable growth strategy. The Transaction is expected to be:

•	as a whole, enhancing to earnings (see notes 1 and 2 below);

•	generative of an internal rate of return meaningfully above Akzo Nobel’s weighted average cost of capital (defined as 8 per cent.); and

•	EVA positive in year three following the Transaction, taking into account the On-Sale, cost synergies after one-off expenses, existing favourable tax attributes that Akzo Nobel estimates to result in a tax rate of 22 per cent. for the ICI businesses for the three year period following the Transaction and break-up costs (see notes 1 and 2 below).

•	Akzo Nobel views the appropriate capital structure for a specialty chemicals business to be one which supports a solid investment grade rating. Consistent with this objective, in addition to its existing share buyback programme of approximately €1.6 billion (£1.1 billion), Akzo Nobel is considering an additional return of capital to its shareholders of up to €3 billion (£2 billion) commencing in 2008, subject to shareholder approval and to completion of the sale of Organon BioSciences and the completion of the On-Sale. It is Akzo Nobel’s intention to structure the additional return of capital in a tax efficient manner for its shareholders generally.

5.	Background to and reasons for the recommendation

Since 2003, the ICI management team has transformed ICI through the successful implementation of an operational and strategic restructuring programme designed to refocus the group around its core businesses to generate sustainable profitable growth and significant improvements in cash flow. As a result, over this period, ICI has delivered consistent improvements in return on capital employed and significant total shareholder returns.

During 2006, ICI made significant progress in focusing ICI’s portfolio on its coatings, adhesives and starch businesses through the disposals of Uniqema and Quest. The disposal proceeds and the significant reduction in the net pension deficit delivered a much stronger balance sheet allowing the continued investment in strengthening the competitive positions of the core businesses. In February

2007 ICI set out an updated strategy reinforcing ICI’s vision of achieving leadership in formulation science through focusing on three strategic objectives; accelerating profitable growth, improving operational effectiveness and developing a culture of sustainable improvement. During the first six months of 2007, the ICI Group made good progress developing and implementing plans to deliver the revised strategy.

On 6 August 2007, following two prior approaches and discussions between the parties, the directors of ICI announced that they had received an indicative proposal from Akzo Nobel under which Akzo Nobel would acquire ICI for 670 pence per share in cash. In addition, ICI Shareholders registered as such on the relevant record date would receive ICI’s first interim dividend of 4.95 pence per share announced on 2 August 2007, together with a second ordinary interim dividend of 5 pence per share, provided that, if the completion date fell prior to 31 December 2007, such dividend would be paid pro rata by reference to where the completion date fell between 1 July 2007 and 31 December 2007. The proposal was subject to a number of pre-conditions, including completion of due diligence. The directors of ICI agreed that Akzo Nobel could undertake certain due diligence alongside further detailed negotiations regarding the pre-conditions and conditions to an offer, resulting in the Transaction that is being recommended by the directors of ICI. Notwithstanding the significant achievements of ICI over past years, the directors of ICI believe that the offer price of 670 pence per share reflects ICI’s strong future prospects and growth opportunities and represents an opportunity for ICI’s Shareholders to receive an attractive cash premium now and is therefore in the best interests of its shareholders as a whole. Accordingly, the directors of ICI intend unanimously to recommend that ICI Shareholders vote in favour of the Scheme.

6.	Proposed transaction with Henkel

In connection with the Transaction, Akzo Nobel has entered into a binding agreement to sell certain shares and assets comprising the business divisions known within the ICI Group as the Adhesives Division and the Electronic Materials Division, both of which form part of the National Starch business of ICI, to Henkel for £2.7 billion (€4.0 billion) in cash (calculated on a cash and debt free basis and subject to certain adjustments, including a working capital adjustment and an adjustment for pension liabilities). The transaction with Henkel is not a condition to completion of the Transaction and will be implemented following the Effective Date.

Akzo Nobel estimates that the separation of the Adhesives Division and the Electronic Materials Division will result in total break-up costs of £280 million (€414 million), including tax, which will be borne by Akzo Nobel.

Akzo Nobel believes that the On-Sale has a compelling rationale as it:

•	enables Akzo Nobel and Henkel to each focus on the businesses that offer them most synergies thereby meeting their respective stated strategic and financial objectives;

•	allows Akzo Nobel to make an offer of 670 pence in cash for each ICI Share. Pro forma for full run-rate synergies, the implied LTM EBITDA acquisition multiple under the terms of the Transaction (for the businesses other than the Adhesives Division and the Electronic Materials Division to be sold pursuant to the On-Sale) is approximately equal to the implied LTM EBITDA acquisition multiple of Akzo Nobel’s first proposal for all of ICI’s businesses of 600 pence in cash for each ICI Share; and

•	allows Akzo Nobel to return further cash to its shareholders from the consideration to be received.

The On-Sale Agreement with Henkel is conditional only upon the Scheme becoming effective and certain mandatory antitrust clearances being obtained by Henkel. Completion of the On-Sale Agreement (including payment of the purchase price) will occur four months after the Effective Date if the clearance required under the HSR Act has been obtained or at such later date as such clearance is obtained (or earlier than four months if all antitrust clearances, including under the HSR Act, are obtained before that time). Assets will be transferred to Henkel as relevant clearances are received or, if such clearances are not ultimately received, any assets which cannot be transferred to Henkel will be sold to a permitted third party. This arrangement will not apply whilst the clearance required under the HSR Act remains outstanding. In these circumstances, Henkel will be required to do everything it can to obtain that clearance and to complete the On-Sale Agreement within ten months of the Effective Date.

In addition to the On-Sale Agreement, Henkel has entered into a standstill agreement with Akzo Nobel under which Henkel has agreed, among other things, not to, and to procure that no member of its group or any person acting in concert with it will, acquire any interest in the securities of ICI. Henkel’s obligations under the standstill agreement are subject to customary exclusions and expire upon the earlier of the Effective Date and the Transaction lapsing in accordance with its terms.

7.	Akzo Nobel’s intentions for ICI

A successful integration of ICI’s coatings business is key to creating a leading global coatings business with enhanced scale and significantly added value in high growth coatings markets.

Akzo Nobel has agreed to sell the Adhesives Division and the Electronic Materials Division to Henkel. The remaining National Starch businesses, while providing attractive near term growth and margin potential, will be reviewed in due course. These businesses reported revenues of £768 million (€1,135 million) and an EBITDA of £137 million (€202 million) for the financial year ended 31 December 2006.

8.	Management, employees and locations

Akzo Nobel attaches great importance to the skills and experience of the existing management and employees of ICI who will be critical to the success of the enlarged Akzo Nobel group. The employees and management of ICI will benefit from Akzo Nobel’s “Talent Factory” initiative which provides worldwide best practice HR processes to all businesses and their employees. Akzo Nobel fully understands that the value of the Transaction is dependent on the motivation, commitment and performance of ICI’s employees. It is Akzo Nobel’s intention to employ the best talents in the enlarged Akzo Nobel group.

Akzo Nobel confirms that the existing employment rights, including pension rights, of all management and employees of ICI will be fully safeguarded. In addition, Akzo Nobel recognises that ICI has a longstanding practice of seeking to protect employee terms and conditions in the context of its previous divestments. In light of this, Akzo Nobel has confirmed to ICI that:

•	for a period of two years from the Effective Date, ICI employees will continue to enjoy terms relating to redundancy and retirement benefits that are as favourable in overall terms as those that apply as at the date of this announcement; and

•	for a period of four years from the Effective Date, ICI employees will, subject to any changes necessary to facilitate the integration of the combined workforce and harmonisation of their terms and conditions, continue to enjoy other terms and conditions that are as favourable in overall terms as those that apply as at the date of this announcement.

Henkel has given similar assurances in respect of the employees of the Adhesives Division and the Electronic Materials Division.

Akzo Nobel will continue to be headquartered in The Netherlands.

9.	ICI Pension Schemes

Akzo Nobel has reached agreement with ICI Pensions Trustee Limited, the trustee of the ICI Pension Fund (UK). The terms of this agreement include an undertaking by Akzo Nobel that it will, following the Effective Date, guarantee the due performance by ICI of all its obligations to make payments to the ICI Pension Fund (UK) in accordance with the terms of the agreement and an understanding in relation to the future determination of the liabilities and funding of the ICI Pension Fund (UK).

No specific arrangements have been entered into with the trustees or managing entities of any of ICI’s other retirement benefit schemes. However, Akzo Nobel has confirmed to ICI that, following the Effective Date, a member of the enlarged Akzo Nobel group with adequate financial standing will be bound by those obligations in respect of such retirement benefit schemes as bind members of the ICI Group at the date of this announcement.

10.	ICI Share Schemes

Participants in the ICI Share Schemes will be contacted regarding the effect of the Transaction on their rights under these schemes and appropriate proposals will be made to such participants in due course.

Further details of these proposals will be set out in the Scheme Document.

11.	Financing

Akzo Nobel has obtained committed bank facilities for the purposes of the Transaction, which have been arranged by ABN AMRO Bank N.V., Barclays Capital (the investment banking division of Barclays Bank PLC), BNP Paribas, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, ING Bank N.V., Morgan Stanley Bank International Limited and Société Générale Corporate & Investment Banking. Morgan Stanley is satisfied that the necessary financial resources are available to Akzo Nobel to enable it to satisfy in full the cash consideration payable under the Scheme.

It is intended that these facilities will primarily serve as a bridge to the cash proceeds Akzo Nobel is expecting from its proposed sale of Organon BioSciences to Schering-Plough and under the On-Sale Agreement entered into with Henkel. The sale of Organon BioSciences is expected to complete before the end of this year and will generate cash proceeds of approximately €11 billion.

The cash consideration payable by Akzo Nobel following the completion of the Transaction will be commensurately reduced by an issue of Loan Notes pursuant to elections under the Loan Note Alternative.

Further information on the financing of the Transaction will be set out in the Scheme Document.

12.	Information on ICI

ICI is one of the world’s major coatings, adhesives, starch and synthetic polymers businesses. ICI products today include a wide range of industrial adhesives, specialty starches for the food industry, high performance polymers for personal care products, innovative adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and in the construction industry, including coatings products marketed under the Dulux and Glidden brands. Around 36 per cent. of ICI’s sales from continued operations are made in emerging markets in Asia Pacific and Latin America, with approximately 33 per cent. in North America and approximately 31 per cent. in Europe and elsewhere.

For the financial year ended 31 December 2006, ICI reported revenues of £4,845 million (2005: £4,601 million) and profits before taxation of £355 million (2005: £397 million). As of 30 June 2007, ICI had net cash of £271 million (£329 million of net debt as of 31 December 2006) and total equity of £1,012 million (£(189) million as of 31 December 2006). ICI is listed on the London Stock Exchange and is a member of the FTSE100 Index, FTSE4Good Index and the Dow Jones Sustainability Index.

13.	Information on Akzo Nobel

Akzo Nobel, headquartered in The Netherlands, serves customers throughout the world with coatings and chemicals. Akzo Nobel employs approximately 43,000 people in these two business segments and conducts its activities with operating subsidiaries in more than 80 countries.

In addition, Akzo Nobel currently owns a human and animal healthcare subsidiary, Organon BioSciences. Akzo Nobel announced on 12 March 2007 that it had received an offer for this business from Schering-Plough for approximately €11 billion in cash. Shareholder approval has been obtained for the divestiture of this business and Akzo Nobel expects this transaction to complete before the end of this year, after consultation with social partners, and clearance from regulatory bodies.

For the financial year ended 31 December 2006, Akzo Nobel reported revenues of €13,737 million (2005: €13,000 million), and profits of €1,182 million (2005: €998 million). As of 30 June 2007, Akzo Nobel had shareholders’ equity of €3,956 million (€4,144 million as of 31 December 2006) and invested capital of €8,127 million (€8,060 million as of 31 December 2006). Akzo Nobel is a Global Fortune 500 company and is listed on Euronext Amsterdam and the NASDAQ, although Akzo Nobel has announced that it intends to delist from the NASDAQ. It is also included in the FTSE4Good Index and the Dow Jones Sustainability Index.

14.	Information on Henkel

Established more than 130 years ago, Henkel is a leading producer of home care, personal care, and adhesives technologies products and ranks among the Fortune Global 500 companies. In the year ended 31 December 2006, Henkel generated revenues of €12,740 million and operating profit of €1,298 million. Henkel has approximately 52,000 employees worldwide and its brands and technologies are sold in more than 125 countries.

15.	Irrevocable undertakings

Akzo Nobel has received undertakings to vote in favour of the Transaction and the resolutions to be proposed at the Court Meeting and the ICI EGM from the directors of ICI in respect of 654,111 ICI Shares, representing approximately 0.055 per cent. of the existing issued share capital of ICI. These undertakings are in respect of their aggregate entire beneficial holdings of ICI Shares. These undertakings will cease to have any effect if the Scheme fails or is withdrawn (or, if the Transaction is implemented by way of a takeover offer, the offer lapses or is withdrawn).

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

16.	Structure of the Transaction

It is intended that the Transaction will be effected by means of a court-sanctioned scheme of arrangement between ICI and the Scheme Shareholders under section 425 of the Companies Act 1985.

The purpose of the Scheme is to provide for Akzo Nobel to become the owner of the whole of the issued share capital of ICI. This is to be achieved by the cancellation (or, in relation to the Loan Note Elected Shares, the transfer) of the Scheme Shares and the application of the reserve arising from such cancellation in paying up in full a number of new ICI Shares (which is equal to the number of Scheme Shares cancelled) and issuing the same to Akzo Nobel, in consideration for which Scheme Shareholders, including ICI ADS Holders, will receive consideration on the basis set out in paragraph 2 of this announcement.

The Loan Note Elected Shares will be acquired by Akzo Nobel fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or paid after the date of this announcement (other than the Interim Dividends).

The Scheme is subject to the Conditions and certain further terms referred to in Appendix I to this announcement and to be set out in the Scheme Document. In particular, the Scheme requires the approval of holders of Scheme Shares by the passing of a resolution at the Court Meeting. That resolution must be approved by a majority in number of the ICI Shareholders present, entitled to vote and voting at the Court Meeting (or at any adjournment thereof), either in person or by proxy, representing not less than three-fourths in value of all ICI Shares which are voted at the Court Meeting (or at any adjournment thereof).

Implementation of the Scheme will also require the passing of the Special Resolution at the ICI EGM, which will be held immediately after the Court Meeting.

Following the Meetings, the Scheme must be sanctioned and the Reduction confirmed by the Court, and will only become effective on delivery to the Registrar of Companies of:

•	a copy of the Scheme Court Order; and

•	a copy of the Reduction Court Order,

and, in the case of the Reduction Court Order, it being registered by the Registrar of Companies together with the minute of the Reduction attached thereto.

Upon the Scheme becoming effective, it will be binding on all ICI Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the ICI EGM.

The Scheme will contain a provision for ICI to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. ICI has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of ICI Shareholders unless ICI Shareholders were informed in advance.

ICI ADS Holders are expected to be given the opportunity to instruct the Depositary how to vote the ICI Shares underlying their ICI ADSs. ICI ADS Holders are expected to receive their consideration through the facilities of the Depositary under the Deposit Agreement. It is expected that the ICI ADS programme will be terminated following the Effective Date.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Document (which, due in part to the limited availability of Court dates, is expected to be posted to ICI Shareholders on or around 24 September 2007). An announcement as to the exact posting date will be made as and when appropriate.

17.	Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ICI Shareholders (other than Restricted Overseas Persons, who may not participate in the Loan Note Alternative) will, subject to the conditions and further terms which will be set out in the Scheme Document and the form of election for the Loan Note Alternative, be able to elect to receive Loan Notes to be issued by Akzo Nobel on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

Up to a maximum amount of £1.25 billion of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ICI Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each ICI Shareholder who so validly elects will be scaled down pro rata to the number of ICI Shares in respect of which he has elected for the Loan Note Alternative. The Loan Notes will be issued credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. If the Loan Notes are issued by a subsidiary of Akzo Nobel, the issuer’s obligations under the Loan Notes as to principal and interest will be guaranteed by Akzo Nobel or cash collateralised. The Loan Notes will in all cases be issued by the sole acquiring company (or otherwise issued in a way that does not prejudice the interests of the holders of the Loan Notes, in particular with respect to rollover relief).

The Loan Notes will bear interest at a rate of 0.50 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrear on 30 June and 31 December in each year. The first payment of interest will be made on the first payment date which falls more than six months after the date of issue of the Loan Notes. On the first payment date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the first payment date.

Unless Akzo Nobel decides otherwise, no Loan Notes will be issued unless, on or before the Effective Date, the aggregate nominal value of all Loan Notes to be issued as a result of valid election for the Loan Note Alternative is £20 million or more. If such aggregate nominal value is less than £20 million, any such election shall, unless Akzo Nobel decides otherwise, be void and the relevant ICI Shareholders will be deemed to have elected to receive cash.

The issuer may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least six months) if the aggregate nominal value of the outstanding Loan Notes falls below the higher of £10 million and 15 per cent. of the Loan Notes issued. The issuer may purchase any Loan Notes which have been in issue for more than six months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes will be redeemable, on not less than 14 days’ notice, in whole or in part for cash at par, together with any accrued interest, at the option of noteholders on any payment date between the first payment date and the payment date which next follows the fifth anniversary of the Effective Date (both dates inclusive). The Loan Notes may be redeemed in minimum denominations of £1,000 or, if lower, the holder’s entire holding of Loan Notes. If not previously redeemed, the final redemption da te will be the payment date which next follows the fifth anniversary of the Effective Date. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest on that date.

The Loan Notes will be transferable but no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility. If Akzo Nobel elects to implement the Transaction by making a takeover offer, Akzo Nobel will decide at the time of election whether (and, if so, to what extent) the Loan Notes will be transferable.

Loan Notes that may be issued pursuant to the Scheme have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, the Loan Notes may not be offered, sold or resold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and the relevant securities laws of any state or territory or other jurisdiction of the United States.

Unless Akzo Nobel otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Japan or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the deadline which will be stated in the Scheme Document.

The Loan Notes and the relevant Loan Note instrument will be governed by, and construed in accordance with, English law and will be direct unsecured and unsubordinated obligations of the issuer.

The terms of the Loan Notes will be such that the Loan Notes will not constitute qualifying corporate bonds for individuals for the purposes of UK taxation. Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

18.	Non-Solicitation Agreement

ICI and Akzo Nobel have entered into the Non-Solicitation Agreement, the principal terms of which are set out below.

ICI has undertaken:

•	not to solicit, encourage, initiate or otherwise seek to procure any competing proposal (including by disclosing due diligence information), or to enter into any communications, discussions, negotiations, correspondence or arrangement with a view to soliciting any competing proposal; and

•	to notify Akzo Nobel if: (i) ICI or any other member of the ICI Group (or any of its or their agents or advisers) receives a proposal or approach from a third party (or a revised proposal or renewed contact from a third party that has previously made a proposal or approach) in relation to any competing proposal which is notified to the ICI Board, and to keep Akzo Nobel informed as to the progress of such competing proposal (such notification to include details as to price, form of consideration, timetable and conditionality); and (ii) ICI receives any request for information under Rule 20.2 of the City Code, such notification to Akzo Nobel to be made within 24 hours after the ICI Board has been notified of any such proposal or request.

These obligations will fall away if, among other things, the Scheme lapses or otherwise fails to complete.

Such obligations do not: (i) preclude ICI or any other member of the ICI Group (or any of its or their agents or advisers) from providing to any potential offeror any information required to be provided to it under Rule 20.2 of the City Code; or (ii) inhibit the directors of ICI from taking any actions following receipt of a competing proposal made by a third party without ICI’s solicitation to the extent that to do so would, in the reasonable opinion of the directors of ICI (having taken independent legal advice), be required in order for them to comply with their fiduciary and directors’ duties to ICI and any duties arising under the City Code.

19.	Implementation Agreement

ICI and Akzo Nobel have entered into the Implementation Agreement, which contains certain obligations in relation to the implementation of the Scheme and the conduct of ICI’s business prior to the Effective Date or the termination of such agreement. In particular, the Implementation Agreement contains the terms summarised below.

ICI will pay an inducement fee to Akzo Nobel if:

•	a competing proposal is announced (whether under Rule 2.4 or 2.5 of the City Code) prior to the withdrawal, lapse, termination or other failure of the Transaction and that competing proposal is subsequently completed;

•	the Scheme Document does not contain the unanimous and unqualified recommendation of the ICI Board to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM or, if ICI elects to implement the Transaction by means of a takeover offer, the offer document does not contain the unanimous and unqualified recommendation of the ICI Board to accept such offer, and, in either case, the Transaction does not become effective;

•	the ICI Board withdraws, qualifies or adversely modifies its recommendation to ICI Shareholders and the Transaction does not become effective; or

•	if the Transaction is implemented by means of the Scheme and the resolutions to be proposed at the Court Meeting and the ICI EGM have been passed by the requisite majorities, the ICI Board does not, except as agreed by Akzo Nobel, seek to obtain the Scheme Court Order and the Reduction Court Order or does not file the Court Orders, together with the minute of the Reduction, with the Registrar of Companies by 12 noon on the Business Day next following the day that the Reduction Court Order is granted.

Akzo Nobel will pay an inducement fee to ICI if:

•	Akzo Nobel fails to use its reasonable endeavours to make available the Akzo Nobel Documentation by an agreed date;

•	the Akzo Nobel Documentation does not contain the unanimous and unqualified recommendation of the Board of Management and/or the Supervisory Board to vote in favour of the resolution to be proposed at the Akzo Nobel EGM to approve the Transaction; or

•	following the despatch of the Akzo Nobel Documentation and on or prior to the date of the Akzo Nobel EGM, the Board of Management and the Supervisory Board withdraw, qualify or adversely modify their recommendation to Akzo Nobel shareholders or otherwise seek to cancel the Akzo Nobel EGM and, as a consequence, the Transaction is not approved by Akzo Nobel’s shareholders.

The inducement fee payable by ICI or Akzo Nobel, as the case may be, is an amount (including any applicable VAT) equal to one per cent. of the value of the Transaction calculated by reference to the price per ICI Share set out in this announcement (or, if the price is revised, the price per ICI Share last offered by Akzo Nobel) and the fully diluted share capital of ICI.

As set out in Appendix I to this announcement, the Transaction is subject to the receipt of certain antitrust clearances. Akzo Nobel has agreed to use its best endeavours to procure that these antitrust clearances are obtained, which includes agreeing to make any disposals or giving any undertakings or agreeing to any conditions that may be required by any relevant antitrust authority.

In addition, Akzo Nobel has agreed that, if the Transaction does not become effective for reasons other than the failure to receive required antitrust clearances, a material adverse change having occurred in the business or financial position of the ICI Group or the ICI Shareholders not passing the required resolutions at the Court Meeting and the EGM, Akzo Nobel will reimburse ICI for costs and expenses incurred in respect of or in connection with the Transaction up to a maximum of £50 million.

Further information regarding the Implementation Agreement will be set out in the Scheme Document.

20.	Delisting and re-registration

Prior to the Scheme becoming effective, ICI will make an application to the London Stock Exchange to cancel trading in the ICI Shares on its market for listed securities and to the UK Listing Authority to cancel the listing of the ICI Shares from the Official List on the Effective Date.

On the Effective Date, share certificates in respect of the ICI Shares will cease to be valid and entitlements to ICI Shares held within the CREST system will be cancelled. It is also proposed that, following the Effective Date and after its shares are delisted, ICI will be re-registered as a private limited company.

21.	Disclosure of interests in ICI

Except as disclosed below, as at the close of business on 10 August 2007 (being the last Business Day prior to the date of this announcement), neither Akzo Nobel nor any of its directors nor, so far as Akzo Nobel is aware, any party acting in concert with Akzo Nobel (i) has any interest in or right to subscribe for relevant ICI securities or (ii) has any short positions in respect of relevant ICI securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or (iii) has borrowed or lent any relevant ICI securities (save for any borrowed shares which have been on-lent or sold):

Party	Interest in ICI securities

Morgan Stanley	Long	1,136,743
	Short	502,513
	Net	634,230

Lehman Brothers	Long	237,495
	Short	25,805
	Net	211,690

“Interests in securities” is further explained in the paragraph headed “Dealing Disclosure Requirements” below.

22.	Overseas shareholders

The availability of the Transaction to ICI Shareholders who are not resident in the UK, the US or The Netherlands may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. ICI Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to Restricted Overseas Persons. Such persons will only be entitled to receive cash consideration, and will not be eligible to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

23.	General

Akzo Nobel reserves the right to elect to implement the acquisition of the ICI Shares by way of a takeover offer as an alternative to the Scheme. Any such takeover offer will be subject to a 90 per cent. acceptance condition or such lesser percentage, being more than 50 per cent., as Akzo Nobel may decide (subject to the consent of the Panel) and be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme and in compliance with applicable laws and regulations. Further, if sufficient acceptances of such offer are received and/or sufficient ICI Shares are otherwise acquired, it is the intention of Akzo Nobel to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily any outstanding ICI Shares to which such offer relates.

The Transaction may be effected by one or more Subsidiaries of Akzo Nobel in addition to or in place of Akzo Nobel. Details of any such Subsidiaries will be included in the Scheme Document. References to Akzo Nobel in this announcement (including in relation to the identity of the issuer of the Loan Notes) should be construed accordingly.

The Transaction will be subject to the Conditions and certain further terms set out in Appendix I and the further terms and conditions to be set out in the Scheme Document.

The bases and sources of certain information contained in this announcement are set out in Appendix II. Further details of the irrevocable undertakings are set out in Appendix III and certain terms used in this announcement are defined in Appendix IV.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

The Scheme Document is expected to be posted to ICI Shareholders on or around 24 September 2007.

Notes:

1.	Before purchase accounting for the Transaction.

2.	This statement is not a profit forecast and should not be interpreted to mean that future earnings per share will necessarily be greater than those for the relevant preceding financial period.

Enquiries:

AKZO NOBEL

Dick Luijckx (Investor Relations)	Tel:	+31 26 366 4317

Tim van der Zanden (Financial Communications Officer (London))	Tel:	+31 26 366 4343

Heleen van de Lustgraaf (Communications Manager (Holland))	Tel:	+31 26 366 4343

MORGAN STANLEY & CO. LIMITED (Financial adviser to Akzo Nobel)	Tel:	+44 207 425 8000
Simon Robey

Johannes Groeller

Jan Weber

SMITHFIELD (PR adviser to Akzo Nobel)

John Kiely	Tel:	+44 207 360 4900

ICI

John Dawson (Vice President of Investor Relations & Corporate Communications)	Tel:	+44 207 009 5315

Regina Kilfoyle (Director of Corporate Communications)	Tel:	+44 207 009 5410

MERRILL LYNCH (Financial adviser and corporate broker to ICI)	Tel:	+44 207 628 1000

Matthew Greenburgh

Richard Taylor

Michael Findlay (Corporate Broking)

Ken McLaren

UBS LIMITED	Tel:	+44 207 567 8000
Financial adviser and corporate broker to ICI)

Robin Budenberg

Jonathan Bewes

Jackie Lee

James Archer

This announcement is not intended to and does not constitute or form any part of an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. The Transaction will be made solely through the Scheme Document, which will contain the full terms and conditions of the Transaction (including details of how to vote in respect of the Transaction). Any acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Document. ICI Shareholders are advised to read the formal documentation of the Transaction carefully once it has been dispatched.

Morgan Stanley is acting exclusively for Akzo Nobel in connection with the Transaction and no one else and will not be responsible to anyone other than Akzo Nobel for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

Merrill Lynch is acting exclusively for ICI in connection with the Transaction and no one else and will not be responsible to anyone other than ICI for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

UBS is acting exclusively for ICI in connection with the Transaction and no one else and will not be responsible to anyone other than ICI for providing the protections afforded to clients of UBS or for providing advice in relation to the Transaction or any other transaction, arrangement or matter referred to in this announcement.

The availability of the Transaction to persons who are not resident in the UK, the US or The Netherlands may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than the UK, the US or The Netherlands may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK, the US or The Netherlands should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement, the

Scheme Document and/or any other related document to any jurisdiction outside the UK, the US and The Netherlands should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state, district or territory or other jurisdiction of the US. Accordingly, Loan Notes may not be offered or sold in the US or to any US Person or any ICI ADS Holder.

Loan Notes which may be issued pursuant to the Transaction have not been, and will not be, registered under the relevant securities laws of Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of Canada. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Kanto local finance bureau of Japan or any other local finance bureau of the Japanese Ministry of Finance. No prospectus in relation to the Loan Notes has been, or will be, lodged or registered with the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. Accordingly, unless otherwise determined by Akzo Nobel and permitted by applicable law and regulation, Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into or to persons in Australia, Japan or The Netherlands, or any other jurisdic tion where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

US Persons should note that the Scheme relates to the shares of a UK company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Neither the proxy solicitation nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Akzo Nobel exercises its right to implement the acquisition of the ICI Shares (including in the form of ICI ADSs) by way of a takeover offer, the offer will be made in compliance with applicable US tender offer and securities laws and regulations.

This announcement, including information included or incorporated by reference in this announcement, may contain “forward-looking statements” concerning Akzo Nobel and ICI. These statements are based on the current expectations of the management of ICI and Akzo Nobel and are naturally subject to uncertainty and changes in circumstances. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviour of other market participants, Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward looking statements. Therefore undue reliance should not be placed on such statements. Akzo Nobel and ICI assume no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of ICI, all “dealings” in any “relevant securities” of ICI (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purposes of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of ICI by ICI or Akzo Nobel, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the City Code, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

The Transaction is conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the City Code, by not later than 31 March 2008 or such later date (if any) as Akzo Nobel and ICI may agree and the Panel and the Court may allow, save that Akzo Nobel and ICI have agreed to extend such date until at least 30 April 2008 (the “Longstop Date”) if it is reasonably likely on 15 March 2008 that the Transaction can be completed by the Longstop Date.

Part A: Conditions to the Scheme

1.	The Scheme will be subject to the following conditions:

(a)	the approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of the ICI Shares (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

(b)	the resolution or resolutions required to approve and implement the Scheme being duly passed by the requisite majority at the ICI EGM (or at any adjournment thereof) and not subsequently revoked;

(c)	the sanction of the Scheme by the Court (with or without modification, but subject to any modification being on terms acceptable to Akzo Nobel acting reasonably), and an office copy of the Scheme Court Order being filed with the Registrar of Companies in England and Wales; and

(d)	the confirmation of the Reduction by the Court (with or without modification, but subject to any modification being on terms acceptable to Akzo Nobel acting reasonably), and an office copy of the Reduction Court Order and minute of such reduction attached thereto being filed with, and registered by, the Registrar of Companies in England and Wales.

2.	The Transaction is conditional upon the passing at the Akzo Nobel EGM (or at any adjournment thereof) of such resolution or resolutions as are necessary to approve the Transaction and the acquisition of ICI Shares by Akzo Nobel.

3.	ICI and Akzo Nobel have agreed that, subject as stated in paragraph 4 below, the necessary actions to make the Scheme effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or waived:

(a)	insofar as the Transaction constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of the Regulation:

(i)	the European Commission having declared the proposed Transaction to be compatible with the common market under Article 6(1)(b) or Article 8(2) of the Regulation, or a decision being deemed to have been taken under Article 10(6) of the Regulation;

(ii)	in the event that any request has been made by one or more European Union Member States under Article 9(2) of the Regulation and/or one or more parties to the agreement on the European Economic Area (the “EEA Agreement”) with regard to Article 6(1) of Protocol 24 of the EEA Agreement:

(A)	the European Commission indicating that it does not intend to refer the proposed acquisition of ICI by Akzo Nobel (or any part thereof) to any competent authority of any such European Union Member State or party to the EEA Agreement in accordance with Article 9(3)(b) of the Regulation or Article 6(1) of Protocol 24 of the EEA Agreement, as the case may be; or

(B)	in the event that the European Commission refers the proposed acquisition of ICI by Akzo Nobel (or any part thereof) to the competent authority of any such European Union Member State or party to the EEA Agreement, where the national merger control rules require clearance to be obtained before the proposed acquisition can be consummated, the Relevant Authority having confirmed in writing, that it does not oppose the proposed acquisition of ICI by Akzo Nobel (or any part thereof) under the applicable national laws;

(b)	all necessary filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations promulgated thereunder and the applicable waiting periods having expired, lapsed or been terminated in each case in respect of the Transaction;

(c)	an advance ruling certificate shall have been issued in respect of the Transaction or the applicable waiting period established under the Competition Act (Canada) shall have expired or been waived or terminated and there shall not be in effect any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree enacted, entered, promulgated, issued or enforced by any Relevant Authority which prohibits, restricts or makes illegal the completion of the Transaction or any stated intention by any Relevant Authority to seek a temporary restraining order, preliminary or permanent injunction, order or decree restricting or making illegal the completion of the Transaction;

(d)	approval by the Relevant Authority or all or any relevant waiting periods having expired, lapsed or been terminated as appropriate in respect of any mandatory merger control consent which would otherwise have the effect of making unlawful or otherwise prohibiting the Transaction where it has been agreed between Akzo Nobel and ICI that a merger control notification should be made;

(e)	since 31 December 2006 and save as fairly disclosed in ICI’s annual report and accounts for the year then ended or as publicly announced by ICI prior to the date of this announcement (by delivery of an announcement to a Regulatory Information Service) or as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof, there being no provision of any material agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider ICI Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction or the proposed acquisition of any shares or other securities in ICI or because of a change in the control or management of any member of the Wider ICI Group or otherwise, would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider ICI Group as a whole:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit, lease or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)	any assets or interests of, or any asset the use of which is enjoyed by, any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of, or the financial or trading position or prospects of, any such member being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(viii)	the creation of any liability (actual or contingent) by any such member other than in the ordinary course of business; or

(ix)	any liability of any such member to make any severance, termination, bonus or other payment to any of its five senior executives,

and, except as aforesaid, no event having occurred which, under any provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider ICI Group is a party would reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) of this paragraph (e), in any such case, to an extent which is material in the context of the Wider ICI Group as a whole;

(f)	(excluding antitrust or merger control clearances in respect of the Transaction, in relation to which the Conditions set out in paragraphs 3(a) to 3(d) (inclusive) above only shall apply) since 31 December 2006 and save as fairly disclosed in ICI’s annual report and accounts for the year then ended or as publicly announced by ICI prior to the date of this announcement (by delivery of an announcement to a Regulatory Information Service) or as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof, no government or governmental, quasi-governmental, supranational, statutory, regulatory, or investigative body, court, trade agency, association, institution or any other similar body or person whatsoever in any jurisdiction, (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, to an extent that is material in the context of the Wider ICI Group taken as a whole and/or, in the case of paragraphs (i) and (iii) below, in the context of the Wider Akzo Nobel Group taken as a whole:

(i)	require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the Wider Akzo Nobel Group or any member of the Wider ICI Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective material assets or properties (or any part thereof);

(ii)	require, prevent or delay the divestiture by any member of the Wider Akzo Nobel Group of any shares or other securities in ICI;

(iii)	impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Akzo Nobel Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider ICI Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider ICI Group;

(v)	make the Transaction or its implementation or the acquisition or proposed acquisition by Akzo Nobel or any member of the Wider Akzo Nobel Group of any shares or other securities in, or control of, ICI void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly materially restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially challenge or interfere therewith;

(vi)	require any member of the Wider Akzo Nobel Group or the Wider ICI Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider ICI Group or the Wider Akzo Nobel Group owned by any third party (other than in the implementation of the Transaction);

(vii)	impose any limitation on the ability of any member of the Wider ICI Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other members; or

(viii)	result in any member of the Wider ICI Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Scheme or the acquisition or proposed acquisition of any ICI Shares having expired, lapsed or been terminated;

(g)	(excluding antitrust or merger control clearances in respect of the Transaction, in relation to which the Conditions set out in paragraphs 3(a) to (d) (inclusive) above only shall apply) all mandatory notifications, filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any material jurisdiction having been complied with in connection with the Transaction or the acquisition by any member of the Wider Akzo Nobel Group of any shares or other securities in, or control of, ICI and all mandatory authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals required by Akzo Nobel or any member of the Wider Akzo Nobel Group for or in respect of the Transaction or the proposed acquisition of any shares or other securities in, or control of, ICI by any member of the Wider Akzo Nobel Group having been obtained in terms and in a form reasonably satisfactory to Akzo Nobel from all appropriate Third Parties or persons with whom any member of the Wider ICI Group has entered into contractual arrangements and all such mandatory authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary to carry on the business of any member of the Wider ICI Group remaining in full force and effect and all mandatory filings necessary for such purpose having been made and there being no notice of any intention to revoke, suspend, restrict or not to renew any of the same at the time at which the Scheme becomes effective and all mandatory statutory or regulatory obligations in any jurisdiction having been complied with;

(h)	since 31 December 2006, save as fairly disclosed in ICI’s annual report and accounts for the year then ended or as publicly announced by ICI prior to the date of this announcement (by delivery of an announcement to a Regulatory Information Service) or as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof, no member of the Wider ICI Group having, in each case to an extent which is material in the context of the Wider ICI Group as a whole:

(i)	save to other members of the ICI Group or to third parties, provided that the issue preserves the ICI Group’s percentage interest in such member of the Wider ICI Group as at 31 December 2006 or for ICI Shares issued pursuant to the exercise of options or the vesting of awards, in each case granted under the ICI Share Schemes, issued or agreed to issue, or authorised the issue of additional shares of any class;

(ii)	save to other members of the ICI Group or to third parties, provided, in any such case, that the issue preserves the ICI Group’s percentage interest in such member of the Wider ICI Group as at 31 December 2006 or for the grant or exercise of options or the grant or vesting of awards under the ICI Share Schemes, issued or agreed to issue, or authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)	other than to another member of the ICI Group or a third party, provided that the dividend or distribution is pro rata to that party’s existing interest in such member of the Wider ICI Group as at the date of this announcement recommended, declared, paid or made any bonus, dividend or other distribution (whether payable in cash or otherwise) save, to the extent applicable, in relation to the Interim Dividends. For the avoidance of doubt, this paragraph does not relate to any payments of remuneration to or in respect of employees;

(iv)	other than in the ordinary course of its business, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets of a material value or any right, title or interest in any asset of a material value (including shares and trade investments) or authorised, or announced any intention to propose any such merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, other than a transaction between:

(A)	members of the ICI Group; or

(B)	in the case of a merger, demerger, acquisition, disposal or transfer of any shares, a member of the ICI Group and a third party, provided that such transaction preserves the ICI Group’s existing interest in such member of the Wider ICI Group as at the date of this announcement;

(v)	save for intra-ICI Group transactions, made, authorised or announced an intention to propose any change in its loan capital;

(vi)	issued or authorised the issue of any debentures or, other than in the ordinary course of its business, incurred or increased any indebtedness or become subject to any contingent liability, in each case other than as between members of the ICI Group.

(vii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii)	implemented or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation or scheme otherwise than in the ordinary course of its business, in each case other than as:

(A)	members of the ICI Group; or

(B)	a member of the ICI Group and a third party, provided that such transaction preserves the ICI Group’s existing interest in such member of the Wider ICI Group as of the date of this announcement;

(ix)	entered into or changed the terms of any contract with any director or senior executive of ICI, otherwise than in the ordinary course of its business;

(x)	entered into or varied or authorised, or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could reasonably be expected to be materially restrictive on the businesses of any member of the Wider ICI Group or the Wider Akzo Nobel Group (other than to a nature and extent which is normal in the context of the business concerned) or which involves or could reasonably be expected to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of its business and which is material in the context of the Wider ICI Group or the Wider Akzo Nobel Group taken as a whole;

(xi)	proposed, agreed to provide or modified the terms of any share option scheme or incentive scheme or, other than in the ordinary course of its business, materially altered any other benefit relating to the employment or termination of employment of any employee of the Wider ICI Group, otherwise than as agreed in writing between Akzo Nobel and ICI;

(xii)	made or agreed or consented to any change to:

(A)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider ICI Group for its directors, employees or their dependents;

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(C)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) of such pension schemes are funded or valued;

(xiii)	other than in respect of any body corporate which is dormant and was solvent at the relevant time, taken or proposed any corporate action or had any legal proceedings instituted or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xiv)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xv)	waived or compromised any claim otherwise than in the ordinary course of its business and of an amount which is immaterial in the context of the business of the Wider ICI Group taken as a whole;

(xvi)	made any material alteration to its memorandum or articles of association or other incorporation documents; or

(xvii)	entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition, and, for the purposes of sub-paragraphs (iii), (iv), (v), (vi) and (viii) of this condition, the term “ICI Group” shall mean ICI and its wholly-owned subsidiaries;

(i)	since 31 December 2006 and save as fairly disclosed in the accounts of ICI for the year then ended and save as publicly announced to a Regulatory Information Service by or on behalf of ICI prior to the date hereof and save as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof:

(i)	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider ICI Group which in any case is material in the context of the Wider ICI Group taken as a whole;

(ii)	so far as ICI is aware no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider ICI Group is or may become a party (whether as a claimant, defendant or otherwise) and (other than as a result of the Transaction) no enquiry or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider ICI Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Wider ICI Group which in any such case might reasonably be expected to adversely and materially affect any member of the Wider ICI Group;

(iii)	no contingent or other liability in respect of any member of the Wider ICI Group having arisen or become apparent to ICI which is material in the context of the Wider ICI Group taken as a whole; and

(iv)	no steps having been taken which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence or authorisation held by any member of the Wider ICI Group which is material in the context of the Wider ICI Group taken as a whole;

(j)	since 31 December 2006 and save as fairly disclosed in ICI’s annual report and accounts for the year then ended or as publicly announced by ICI prior to the date of this announcement (by delivery of an announcement to a Regulatory Information Service) or as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof, Akzo Nobel not having discovered:

(i)	that any financial, business or other information concerning the Wider ICI Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider ICI Group is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make that information not misleading, to an extent which, in any such case, is material in the context of the ICI Group taken as a whole, and which was not subsequently corrected before the date of this announcement by disclosure either by delivery of an announcement to a Regulatory Information Service, or otherwise by fair disclosure to Akzo Nobel; or

(ii)	that any member of the Wider ICI Group or any partnership, company or other entity in which any member of the Wider ICI Group has a significant economic interest and which is not a subsidiary undertaking of ICI is subject to any material liability (contingent or otherwise) which is not disclosed in the annual report and accounts of ICI for the year ended 31 December 2006; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider ICI Group and which is material in the context of the Wider ICI Group taken as a whole; and

(k)	save as fairly disclosed in ICI’s annual report for the year ended 31 December 2006 or provided for in the accounts of ICI for the year ended 31 December 2006 and save as publicly announced to a Regulatory Information Service by or on behalf of ICI prior to the date hereof and save as fairly disclosed by or on behalf of ICI to Akzo Nobel or its advisers prior to the date hereof, Akzo Nobel not having discovered that:

(i)	any past or present member of the Wider ICI Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent) on the part of any member of the Wider ICI Group which is material in the context of the Wider ICI Group taken as a whole;

(ii)	there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider ICI Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider ICI Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other similar person or body in any jurisdiction which is material in the context of the Wider ICI Group taken as a whole; or

(iii)	circumstances exist whereby a person or class of persons would be reasonably likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider ICI Group, which claim or claims would be reasonably likely to have an adverse affect on any member of the Wider ICI Group which is material in the context of the Wider ICI Group taken as a whole.

4.	Subject to the requirements of the Panel, Akzo Nobel reserves the right to waive, in whole or in part, all or any of the above conditions, except Condition 1. Akzo Nobel reserves the right to elect (with the consent of the Panel, where necessary) to implement the acquisition of the entire issued and to be issued share capital of ICI by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006). In such event, such offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as Akzo Nobel may decide) of: (i) the shares to which such offer relates; and (ii) the voting rights normally exercisable at a general meeting of ICI, including, for this purpose , any such voting rights attaching to ICI Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

5.	If Akzo Nobel is required by the Panel to make an offer for ICI Shares under the provisions of Rule 9 of the City Code, Akzo Nobel may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

6.	Save with the consent of the Panel, the Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or the Transaction is referred to the Competition Commission in the United Kingdom, in either case before the date on which the resolutions are passed at the Court Meeting (or, in the case of a takeover offer under paragraph 4 above, before 1.00 p.m. on the first closing date of the takeover offer or the date on which the takeover offer becomes or is declared unconditional as to acceptances, whichever is the later).

7.	The Transaction may be effected by one or more Subsidiaries of Akzo Nobel in addition to or in place of Akzo Nobel. Details of any such Subsidiaries will be included in the Scheme Document. References to Akzo Nobel in this announcement should be construed accordingly.

8.	The Scheme will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out above and the further terms set out below and to be set out in the Scheme Document and the Form of Proxy. The Scheme will comply with the applicable rules and regulations of the FSA, the London Stock Exchange and the City Code.

Part B: Certain further terms of the Transaction

The ICI Shares will be acquired pursuant to the Transaction fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date hereof other than the Interim Dividends.

APPENDIX II

BASES AND SOURCES OF INFORMATION

In this announcement:

(a)	An exchange rate of €1.478 to £1 has been used, being the €/£ exchange rate as at close of business on 10 August 2007. Sourced from Bloomberg.

(b)	Unless otherwise stated, financial information concerning Akzo Nobel has been extracted from the annual report and accounts of Akzo Nobel for the year ended 31 December 2006 and from the announcement of Akzo Nobel’s second quarter and half year results for the period ended 30 June 2007.

(c)	Unless otherwise stated, financial information concerning ICI has been extracted from the annual report and accounts of ICI for the year ended 31 December 2006 and from the announcement of ICI’s second quarter and half year results for the period ended 30 June 2007.

(d)	The value of the issued share capital of ICI is based upon 1,195,385,083 ICI Shares. ICI announced on 8 August 2007 that, for the purposes of Rule 2.10 of the City Code, there were 1,195,385,083 ICI Shares in issue, the ISIN number for which is GB0004594973.

(e)	The market prices of ICI Shares are closing, middle-market quotations derived from the Daily Official List.

(f)	The average Closing Price of ICI Shares over the six months ended 15 June 2007 is derived from data provided by Bloomberg.

(g)	The estimated operating cost savings and synergies have been calculated on the basis of the existing cost and operating structures of the Akzo Nobel Group and the ICI Group. Such estimates are, by their nature, subject to uncertainty and changes in circumstances.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

The directors of ICI have given irrevocable undertakings to vote in favour of the Scheme and the resolutions at the Court Meeting and the ICI EGM in relation to the following ICI Shares:

Name	Number of ICI Shares	% of Issued Share Capital

Adri Baan	18,000	0.0015
Alan Brown	1,305	0.0001
Lord Butler	1,636	0.0001
Peter Ellwood	56,154	0.0047
Joseph Gorman	14,624	0.0012
David Hamill	96,542	0.0081
Rick Haythornthwaite	12,791	0.0011
John McAdam	439,459	0.0368
Baroness Noakes	13,600	0.0011

Total	654,111	0.0547

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

“Akzo Nobel”	Akzo Nobel N.V.

“Akzo Nobel Documentation”	the notice of the Akzo Nobel EGM and the information package to be prepared by Akzo Nobel and made available to Akzo Nobel shareholders in respect of the Akzo Nobel EGM

“Akzo Nobel EGM”	the general meeting of Akzo Nobel Shareholders (including any adjournment thereof) to be convened in connection with the Transaction and the related On-Sale

“Akzo Nobel Group”	Akzo Nobel, its Subsidiaries and Subsidiary Undertakings

“Associated Undertaking”	has the meaning given in Schedule 4A of the Companies Act 1985

“Australia”	the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any sub-division thereof

“Business Day”	a day (other than a Saturday or a Sunday) on which banks in London are open for business (other than solely for trading and settlement in euro)

“Canada”	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof

“City Code”	the City Code on Takeovers and Mergers issued by the Panel from time to time

“Closing Price”	the closing middle market quotation

“Conditions”	the conditions to the implementation of the Transaction (including the Scheme), which are set out in Appendix I of this announcement

“Court Meeting”	the meeting (and any adjournment thereof) of holders of Scheme Shares convened by order of the Court under section 425 of the Companies Act 1985 to consider and vote on the Scheme

“Court Orders”	the Scheme Court Order and/or the Reduction Court Order, as the case may be

“Court”	the High Court of Justice in England and Wales

“CREST”	the relevant system in respect of which Euroclear UK & Ireland Limited is the Operator (each as defined in the Regulations)

“Deposit Agreement”	the amended and restated deposit agreement dated 15 June 2004, as amended, between ICI and the Depositary

“Depositary”	Citibank, N.A.

“Effective Date”	the day on which the Scheme becomes effective in accordance with its terms

“Excluded Shares”	any ICI Shares beneficially owned by any ICI employee trust or any member of the Akzo Nobel Group or any ICI Shares held in treasury by ICI

“Forms of Proxy”	the forms of proxy for use by ICI Shareholders at the ICI EGM and the Court Meeting

“FSA”	Financial Services Authority

“Henkel”	Henkel KGaA

“HSR Act”	means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended)

“ICI”	Imperial Chemical Industries PLC

“ICI ADS”	an American Depositary Share representing four ICI Shares

“ICI ADS Holders”	the holders of ADSs, from time to time

“ICI Board”	the board of directors of ICI;

“ICI EGM”	the extraordinary general meeting of ICI Shareholders (including any adjournment thereof) to be convened in connection with the Transaction

“ICI Group”	ICI, its Subsidiaries and Subsidiary Undertakings

“ICI Shareholders” or “Shareholders”	holders of ICI Shares

“ICI Shares”	ordinary shares of £1 each in the capital of ICI, including those represented by ICI ADSs

“ICI Share Schemes”	the 2004 Executive Share Option Plan, the 1994 Senior Staff Share Option Scheme, the UK Sharesave Scheme, the Performance Growth Plan 2007, the Performance Growth Plan 2004, the Performance Growth Plan 2000, the Performance Share Plan and the Restricted Share Plan, in each case, of ICI

“Implementation Agreement”	the implementation agreement between ICI and Akzo Nobel dated 13 August 2007

“Interim Dividends”	the interim dividends of:

(a)	4.95 pence per ICI Share declared by the directors of ICI on 2 August 2007, which is expected to be paid on 5 October 2007 to ICI Shareholders on the register of members on 24 August 2007; and

(b)	5.00 pence per ICI Share in respect of the period 1 July 2007 to 31 December 2007, provided that if the Effective Date falls prior to 31 December 2007, such dividend will be paid pro rata by reference to where the Effective Date falls between 1 July 2007 and 31 December 2007

“Japan”	Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction or any sub-division thereof

“Listing Rules”	the listing rules made by the FSA under section 73A of the Financial Services and Markets Act 2000, as amended from time to time

“Loan Note Alternative”	the alternative whereby ICI Shareholders (other than Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the

Transaction

“Loan Note Elected Shares”	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms

“Loan Notes”	the loan notes to be issued by Akzo Nobel or a wholly owned subsidiary of it pursuant to the Loan Note Alternative

“London Stock Exchange”	London Stock Exchange plc

“Meetings”	the Court Meetings and the ICI EGM

“Merrill Lynch”	Merrill Lynch International

“Morgan Stanley”	Morgan Stanley & Co. Limited

“Non-Solicitation Agreement”	the non-solicitation agreement between ICI and Akzo Nobel dated 13 August 2007

“On-Sale”	the on-sale of the Adhesives Division and the Electronic Materials Division to Henkel pursuant to the On-Sale Agreement

“On-Sale Agreement”	the agreement between Akzo Nobel and Henkel to sell all assets and liabilities comprising the business divisions known within the ICI Group as the Adhesives Division and the Electronic Materials Division, both of which form part of the National Starch business of ICI, following completion of the Transaction

“Organon BioSciences”	Organon BioSciences N.V.

“Panel”	the Panel on Takeovers and Mergers

“Reduction”	the proposed reduction of capital under section 137 of the Companies Act 1985 provided for by the Scheme

“Reduction Court Hearing”	the hearing by the Court of the petition to confirm the Reduction

“Reduction Court Order”	the order of the Court, granted at the Reduction Court Hearing, confirming the Reduction

“Regulation”	means Council Regulation (EC) 139/2004 (as amended)

“Regulations”	the Uncertificated Securities Regulations 2001

“Regulatory Information Service”	any information services authorised from time to time by the FSA for the purpose of disseminating regulatory announcements

“Relevant Authority”	means any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational antitrust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

“Restricted Overseas Person”	(a)	any US Person;

(b)	any ICI ADS Holder;

(c)	any person (including an individual, partnership,

unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in or resident in, or any person whom Akzo Nobel believes to be in or resident in, Australia or Japan (or any custodian, nominee or trustee for such person); and

(d)	any person in any other jurisdiction (other than persons in the UK) whom Akzo Nobel is advised to treat as a restricted overseas person in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Akzo Nobel regards as unduly onerous

“Scheme”	the scheme of arrangement under section 425 of the Companies Act 1985 to be proposed by ICI to the ICI Shareholders in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by ICI and Akzo Nobel

“Scheme Court Hearing”	the hearing by the Court of the petition to sanction the Scheme

“Scheme Court Order”	the order of the Court, granted at the Scheme Court Hearing, sanctioning the Scheme under section 425 of the Companies Act 1985

“Scheme Document”	the document to be addressed to, among others, ICI Shareholders containing, among other things, the Scheme, and the notices of the Meetings

“Scheme Shareholders”	holders of Scheme Shares

“Scheme Shares”	the ICI Shares:

(a)	in issue at the date of the Scheme;

(b)	(if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and

(c)	(if any) issued on or after the voting record time in respect of the Court Meeting and at or prior to the record time for the Reduction in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than the Excluded Shares (if any)

“Special Resolution”	the special resolution to approve, among other things, the cancellation of the entire issued share capital of ICI (other than the Loan Note Elected Shares), the alteration of ICI’s articles of association and such other matters as may be necessary to implement the Scheme and the delisting of ICI Shares

“Subsidiary”	has the meaning given in section 736 of the Companies Act 1985

“Subsidiary Undertaking”	has the meaning given in section 258 of the Companies Act 1985

“Transaction”	the proposed acquisition of the ICI Shares by Akzo Nobel to be effected by means of the Scheme (or, should Akzo Nobel so elect, by means of a takeover offer)

“UBS” or “UBS Investment Bank”	UBS Limited

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	The United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended

“US Person”	a US person, as defined in Regulation S under the US Securities Act or a person resident in the US

“US Securities Act”	the US Securities Act of 1933, as amended

“Wider ICI Group”	the ICI Group and Associated Undertakings of ICI and any other body corporate, partnership, joint venture or person in which ICI and such undertakings (aggregating their interests) have a direct or indirect interest of 10 per cent. or more of the voting or equity capital or the equivalent

“Wider Akzo Nobel Group”	the Akzo Nobel Group and Associated Undertakings of Akzo Nobel and any other body corporate, partnership, joint venture or person in which Akzo Nobel and such undertakings (aggregating their interests) have a direct or indirect interest of 10 per cent. or more of the voting or equity capital or the equivalent

“£” or “Sterling”	pounds Sterling, or the lawful currency of the UK from time to time

“$” or “US Dollars”	the lawful currency of the U‘S from time to time

“€” or “Euro”	the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty

All references to time in this announcement are to London time unless otherwise stated.